[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS]
                                                             CHRISTOPHER W. CARR
                                                                  DANIEL W. CARR
                                                                  JOHN J. COATES
                                                                 KEVIN M. COATES
                                                                    H. ALAN DILL
                                                                  ROBERT A. DILL
455 SHERMAN STREET, SUITE 300                                     THOMAS M. DUNN
DENVER, COLORADO 80203                                         JOHN A. HUTCHINGS
PHONE: 303-777-3737                                               STEPHEN M. LEE
FAX: 303-777-3823                                              FAY M. MATSUKAGE*
                                                             ROBERT S. McCORMACK
                                                                  ADAM P. STAPEN
                                                                  JON STONBRAKER
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                    PATRICK D. TOOLEY
                                                        *Also licensed in Nevada



May 24, 2006



Mark P. Shuman
Branch Chief
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

RE:      TITANIUM GROUP LIMITED
         REGISTRATION STATEMENT ON FORM S-1
         AMENDMENT FILED ON APRIL 28, 2006
         FILE NO. 333-128302

Dear Mr. Shuman:

On behalf of Titanium Group Limited (the "Company"), Amendment No. 6 to the registration statement on Form S-1 is being filed.

The comments of the Staff in its letter dated May 22, 2006, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending two hard copies of this letter, together with two hard copies of the Amendment, marked to show all of the changes.

GENERAL

1. PLEASE UPDATE YOUR FINANCIAL INFORMATION CONTAINED IN YOUR REGISTRATION STATEMENT PURSUANT TO RULE 3-12(D) OF REGULATION S-X AS NECESSARY.

         RESPONSE: Rule 3-12(d) requires that the age of the registrant's most recent audited financial statements included in a registration statement filed under the Securities Act of 1933 shall not be more than one year and 45 days old at the date the registration becomes effective if the registration statement relates to the security of an issuer that was not subject, immediately prior to the time of filing the registration statement, to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934. Since audited financial statements for the fiscal year ended December 31, 2005 are included in the registration statement, the requirements of Rule 3-12(d) have been met.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
May 24, 2006
Page 2


         Additionally, the Company has updated the financial information contained in the registration statement so that it includes information as of and for the three months ended March 31, 2006, as required by Rule 3-12(a) of Regulation S-X.

2.       PLEASE PROVIDE THE DISCLOSURE REQUIRED BY ITEM 502(D) OF REGULATION
         S-K.

         RESPONSE: The Company has assumed that the intended reference was to
         Item 502(b) of Regulation S-K. The dealer prospectus delivery obligation language has been added to the back page of the prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 11

3. WE NOTE YOUR REVISIONS IN RESPONSE TO OUR PRIOR COMMENT 2 OF OUR LETTER DATED APRIL 19, 2006 AND WE REISSUE A PART OF THE COMMENT. YOUR SUPPLEMENTAL RESPONSE PRIMARILY ADDRESSES THE ADVANTAGES OF KEEPING "OFFERING PROCEEDS" IN A SEGREGATED BANK ACCOUNT YET DOES NOT ADDRESS THE REASONS WHY OVERDRAFTING THE CHECKING ACCOUNT, RATHER THAN USING CASH RESOURCES, ALLOWS THE COMPANY TO "BETTER TRACK THE PERFORMANCE
         OF YOUR OPERATIONS." SINCE THE COMPANY IS NOT IN RECEIPT OF THE PROCEEDS FROM THIS OFFERING, YOUR RESPONSE REGARDING THE BENEFITS OF KEEPING THESE FUNDS IN A SEPARATE ACCOUNT DOES NOT EXPLAIN WHY MANAGEMENT CHOOSES TO OVERDRAW THE CHECKING ACCOUNT AND WHY THIS ENABLES YOU TO BETTER TRACK PERFORMANCE. PLEASE REVISE GIVING APPROPRIATE CONSIDERATION, IF APPLICABLE, TO THE COMPANY'S LEVERAGE STRATEGY AS REQUESTED IN THE PRIOR COMMENT.

         RESPONSE: It should be clarified that the offering referred to was the private offering completed in August 2005. The proceeds from that August 2005 private offering were deposited in a segregated U.S. dollar account of the parent entity, Titanium Group Limited.

         Its operating subsidiary, Titanium Technology, has a checking account maintained in Hong Kong dollars (the "Operating Account"). The only funds deposited into the Operating Account are funds directly related to operations, such as revenues generated from sales and government grant income. Amounts paid from the Operating Account are also directly related to operations. Therefore, the Operating Account gives management a quick snapshot of the financial health of the Company's operations.

         Management of the Company decided to deposit the proceeds from the August 2005 private placement into a U.S. dollar account that would be separate from the Operating Account since all of the proceeds from that private placement were originally transmitted to the Company in US. dollars. A significant portion of the proceeds from the August 2005 private placement was allocated for expenses to be incurred in connection with the Company's plan of becoming a public company. Most of these expenses will be paid to the Company's professionals, several of which are located in the United States. Had the August 2005 offering proceeds been deposited into the Operating Account, which is kept in Hong Kong dollars, the Company would have had to convert U.S. funds into Hong Kong currency when the offering proceeds were originally deposited and then convert funds back into U.S. dollars

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
May 24, 2006
Page 3




         when paying its professionals. By keeping the funds in the U.S. dollar account, the Company saves expenses that it might otherwise incur for the currency conversion.

         The Company's use of leverage, or borrowing under this overdraft arrangement, does not result in significant interest expense. The Company has noted on page 19 that the overdraft situation does not exist for any significant lengths of time. The Company incurred US$2,845 (HK$22,188) of interest expense for the 2005 fiscal year, and the weighted average rate charged during 2005 was 8.5% per annum. The annual facility fee charged by the bank for 2005 was US$321 (HK$2,500) and is US$962 (HK$7,500) for 2006. The Company believes that the benefit of being able to better monitor the performance of its operating subsidiary and avoiding the costs of converting currency from US dollars to Hong Kong dollars outweighs these borrowing costs.

SELLING SHAREHOLDERS, PAGE 45

4. WE NOTE THAT THE NUMBER OF SHARES REGISTERED FOR RESALE ON BEHALF OF CATHERINE LEUNG CHANGED IN AMENDMENT 1. PLEASE PROVIDE US WITH A COMPLETE DISCUSSION OF HOW THE ADDITIONAL SECURITIES WERE ACQUIRED BY MS. LEUNG.

         RESPONSE: Public Securities, Inc. has submitted a Form 211 to the NASD so that the Company's stock will be quoted on the OTC Bulletin Board after this registration statement has been declared effective and selling shareholders have sold some of their shares. The NASD has issued comments on the Form 211 filing and some of the comments have questioned the role of Edward H. Price, Inc. PS Plan (the "Plan"). The Plan was one of the original purchasers in the August 2005 private placement. Edward H. Price, the beneficial owner of the Plan, was sanctioned by the Commission in 2005 and the NASD expressed concerns about the role of Mr. Price as a selling shareholder in the registration statement. Mr. Price decided to have the Plan sell the shares and warrants that it had purchased in the private placement so that his role as a selling shareholder would not affect the Company adversely. When Mr. Price expressed the Plan's desire to sell the shares and warrants it had purchased in the private placement, Spencer Edwards, Inc., which solicited investors for the August 2005 private placement, put Mr. Price in touch with Catherine Leung. Ms. Leung was an investor in the private placement who had expressed an interest in increasing her ownership interest.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

RECENT SALES OF UNREGISTERED SECURITIES

5. WE NOTE THAT YOU HAVE FILED A FORM D, NOTICES OF SALES OF SECURITIES PURSUANT TO REGULATION D, ON MARCH 30, 2006. PLEASE ADVISE US OF THE DATE OF THE SALES OF THE SECURITIES COVERED BY THE FORM D. IF THESE SALES ARE NOT DESCRIBED IN YOUR ITEM 15 DISCLOSURE, REVISE AS APPROPRIATE.

         RESPONSE: The Company filed its Form D late. The sales of the securities covered by the Form D were completed in August 2005, as described in Item 15.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
May 24, 2006
Page 4



Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures
Cc:      Titanium Group Limited
         Zhong Yi (Hong Kong) C.P.A Company Limited